SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2003

Findexa II AS
(Translation of registrant’s name into English)

Olaf Helsets vei 5

0694 Oslo, Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FINDEXA II AS

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

(in NOK thousands)

		Three Months Ended March 31,
	Notes	2002	2003

Operating revenue	2	511,896	541,306
Gain on disposal of fixed assets and operations		—	25
Total revenue		511,896	541,331
Costs of materials and printing	3	52,192	44,609
Salaries and personnel costs	4	133,803	134,477
Other operating expenses	5	250,915	134,769
Depreciation and amortization		156,777	144,182
Total operating expenses		593,687	458,037
Operating profit (loss)		(81,791)	83,294
Income from associated companies		800	2,005
Financial income		52,343	15,382
Financial expenses		(154,818)	(258,262)
Net financial items	6	(102,475)	(242,880)
Income (loss) from continuing operations, before taxes		(183,466)	(157,581)
Taxes	7	28,621	23,171
Income (loss) from continuing operations, after taxes		(154,845)	(134,410)
Minority interest		1,012	—
Net income (loss)		(153,833)	(134,410)

The accompanying unaudited notes are an integral part of the financial statements.

FINDEXA II AS

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in NOK thousands)

	Notes	December 31, 2002	March 31, 2003
ASSET
Intangible assets		5,157,542	5,017,493
Tangible assets		51,081	52,128
Financial assets		44,403	46,450
Total fixed assets		5,253,026	5,116,071
Inventories and work in progress		35,387	34,238
Current receivables	8	437,390	615,390
Cash and cash equivalents		448,858	453,114
Total current assets		921,635	1,102,742
Total assets		6,174,661	6,218,813

EQUITY AND LIABILITIES
Equity
Shareholder’s equity		31,621	(110,036)
Total equity		31,621	(110,036)
Liabiliites
Provisions		522,149	498,025
Long-term interest-bearing liabilities	9	4,778,085	4,772,602
Total long-term liabiilities		5,300,234	5,270,627
Short-term interest-bearing liabilities	9	168,293	234,825
Short-term non-interest-bearing liabilities	10	674,513	823,397
Total short-term liabilities		842,806	1,058,222
Total equity and liabilities		6,174,661	6,218,813

The accompanying unaudited notes are an integral part of the financial statements.

FINDEXA II AS

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(in NOK thousands)

	Three Months Ended March 31,
	2002	2003
Cash flow from operating activities
Income (loss) from continuing operations	(183,466)	(157,581)
Taxes paid	—	—
Income from associated companies	(800)	(2,005)
Depreciation, amortization and impairments of fixed assets and goodwill	156,777	144,182
Bad debt expense	10,760	17,922
Amortization of debt issuance costs	3,910	4,031
Changes in accounts receivables and prepayment from customers	15,792	564
Changes in accounts payable, prepaid expenses and inventory	84,129	(119,271)
Changes in other accruals	21,288	172,223
Net cash flow from (used in) operating activities	108,390	60,065
Cash flow from investing activities
Proceeds from sale of tangible and intangible assets	3,861	—
Purchase of tangible and intangible assets	(4,817)	(8,591)
Net cash flow from investing activities	(956)	(8,591)
Cash flow from financings activities
Proceeds from interest-bearing lliabilities	14,146	—
Payment of interest-bearing liabilities	(25,000)	(50,000)
Net cash flow from (used in) financing activities	(10,854)	(50,000)
Effect on cash and cash equivalents of changes in foreign exchange rates	(591)	2,782
Net change in cash and cash equivalents	95,989	4,256
Cash and cash equivalents at beginning of period	336,492	448,858
Cash and cash equivalents at end of period	432,481	453,114

The accompanying unaudited notes are an integral part of these financial statements.

FINDEXA II AS

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(in NOK thousands, except share amounts)

	Number of Shares (1)	Nominal Amount per Share	Share Capital	Additional Paid- in Capital	Retained Earnings	Cumulative Translation Adjustment	Total
	(in NOK thousands, except share amounts)
Balance, December 31, 2002	10,582,000	1	10,582	1,037,775	(1,050,478)	33,742	31,621
Net loss					(134,410)		(134,410)
Translation adjustments for the year						(7,247)	(7,247)
Balance, March 31, 2003	10,582,000	1	10,582	1,037,775	(1,184,888)	26,495	(110,036)

(1)           Only one class of shares. All shares have equal voting and dividend rights. There are no additional shares authorized for issuance.

The accompanying notes are an integral part of these financial statements.

FINDEXA II AS

SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

General

The interim unaudited condensed consolidated balance sheets of Findexa II AS and its subsidiaries (Findexa or the Group) as of December 31, 2002 and March 31, 2003 and the consolidated statements of profit and loss, cash flow and shareholder’s equity for each of the three months ended March 31, 2002 and 2003 are unaudited. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on a basis consistent with Findexa’s audited consolidated financial statements as of December 31, 2000, 2001 and 2002, and reflect all adjustments considered necessary, consisting only of normal recurring accruals necessary to a fair statement of Findexa’s consolidated financial position, results of operations and cash flows for such interim periods.

On November 16, 2001, an investment fund managed by Texas Pacific Group acquired 100 % of the voting equity interests of Findexa  Holding AS (formerly known as Telenor Media Holding AS) and its subsidiaries from Telenor through a newly formed holding company, Findexa I AS, an indirect, wholly-owned subsidiary of Findexa II AS (the “Acquisition”).

The interim consolidated condensed financial statements are prepared in accordance with generally accepted accounting principles in Norway (Norwegian GAAP). For the purposes of these interim consolidated financial statements certain information and disclosures normally included in financial statements prepared in accordance with Norwegian GAAP have been condensed or omitted. These unaudited interim statements should be read together with the audited financial statements and notes thereto as of and for the year ended December 31, 2002.

The results of operations for these interim periods may not be indicative of the results for the entire year.

The preparation of financial statements in accordance with Norwegian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the reporting period. Actual results could differ from these estimates.

FINDEXA II AS

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.             GEOGRAPHICAL DISTRIBUTION OF OPERATING REVENUE AND ASSETS

Geographical distribution of operating revenue based on company location:

	Three Months Ended March 31,
	2002	2003
	(in NOK thousands)

Norway	476,721	511,026
Western Europe (1)	27,482	21,603
Central Europe (2)	4,198	3,828
Eastern Europe (3)	3,495	4,849
Total operating revenue	511,896	541,306

Assets by geographical location of the company:

	Fixed Assets		Total Assets
	December 31, 2002	March 31, 2003	December 31, 2002	March 31, 2003
	(in NOK thousands)

Norway	5,132,900	4,792,864	5,811,645	5,608,235
Western Europe (1)	292,905	306,796	429,838	489,044
Central Europe (2)	50,581	49,079	100,987	87,484
Eastern Europe (3)	113,443	90,988	173,492	161,632
Intercompany eliminations	(336,803)	(123,656)	(341,301)	(127,582)
Total assets	5,253,026	5,116,071	6,174,661	6,218,813

(1) Comprises Finland, France and Spain.

(2) Comprises Poland, and the Czech Republic.

(3) Comprises Russia, Estonia, Latvia, Lithuania and Ukraine.

2.             BUSINESS SEGMENTS

Findexa operates in two business segments: Directories—Norway (Norway), the Group’s directory services in Norway, and International Operations (International), the Group’s directory services outside Norway.

The business segments Findexa reported below are consistent with reporting to the group management and Board of Directors. The primary measures for assessing performance and allocating resources are revenue and operating profit.

Operating results

	Three Months Ended March 31, 2002
	Norway	International	Total
	(in NOK thousands)

Operating revenue	476,721	35,175	511,896
Gain on disposal of fixed assets and operations	—	—	—
Total revenue	476,721	35,175	511,896
Cost of materials and printing	45,124	7,068	52,192
Salaries and personnel costs	95,814	37,989	133,803
Other operating expenses	212,776	38,139	250,915
Depreciation and amortization	134,250	22,527	156,777
Total operating expenses	487,964	105,723	593,687
Operating profit (loss)	(11,243)	(70,548)	(81,791)

Income from associated companies	800	—	800
Capital expenditures in fixed assets	2,062	2,755	4,817
Investments in associated companies	16,395	—	16,395

	Three Months Ended March 31, 2003
	Norway	International	Total
	(in NOK thousands)

Operating revenue	511,026	30,280	541,306
Gain on disposal of fixed assets and operations	—	25	25
Total revenue	511,026	30,305	541,331
Cost of materials and printing	41,912	2,697	44,609
Salaries and personnel costs	107,885	26,592	134,477
Other operating expenses	103,969	30,800	134,769
Depreciation and amortization	129,585	14,597	144,182
Total operating expenses	383,351	74,686	458,037
Operating profit (loss)	127,675	(44,381)	83,294

Income from associated companies	2,005	—	2,005
Capital expenditures in fixed assets	5,712	2,879	8,591
Investments in associated companies	27,938	—	27,938

	Year Ended December 31, 2002
	Norway	International	Intercompany	Total
	(in NOK thousands)

Fixed assets (excl. associated companies)	5,406,921	442,409	(622,737)	5,226,593
Current assets	660,750	285,110	(24,225)	921,635
Associated companies	25,933	—	—	25,933
Total assets	6,093,604	727,519	(646,962)	6,174,161
Long-term liabilities inc. provisions	5,250,961	672,010	(622,737)	5,300,234
Short-term liabilities	557,587	309,444	(24,225)	842,806
Total liabilities	5,808,548	981,454	(646,962)	6,143,040

	At March 31, 2003
	Norway	International	Intercompany	Total
	(in NOK thousands)

Fixed assets (excl. associated companies)	5,278,903	431,967	(622,737)	5,088,133
Current assets	995,962	310,795	(204,015)	1,102,742
Associated companies	27,938	—	—	27,938
Total assets	6,302,803	742,762	(826,752)	6,218,813
Long-term liabilities inc. provisions	5,221,787	671,577	(622,737)	5,270,627
Short-term liabilities	815,477	446,760	(204,015)	1,058,222
Total liabilities	6,037,264	1,118,337	(826,752)	6,328,849

3.             COST OF MATERIALS AND PRINTING

	Three Months Ended March 31,
	2002	2003
	(in NOK thousands)
Paper	23,971	20,537
Print and binding	25,318	19,103
Other costs of materials and printing	2,903	4,969
Total cost of materials and printing	52,192	44,609

4.             SALARIES AND PERSONNEL COSTS

	Three Months Ended March 31,
	2002	2003
	(in NOK thousands)
Salaries, pension costs and holiday pay	110,265	108,163
Social security tax	17,667	15,439
Other personnel costs	5,871	10,875
Total cost of materials and printing	133,803	134,477

Option Plan

In 2002, Findexa IV AS, the Group’s indirect parent, introduced an option plan, the Option Plan. The Option Plan has been set up to provide certain key employees of Findexa with options awards to purchase units of Findexa IV AS stock that may be excercised only if a change of control or initial public offering occurs. One unit is comprised of one share of common stock, one share of preferred A stock and one share of preferred B stock. Compensation costs will be recorded based on the market price of the shares on the date such event occurs less any amounts that employees are required to pay. No compensation costs will be charged until such event occurs. At March 31, 2003, 66,339 options were granted under this plan, at an exercise price of NOK 78.917 each, the fair market value on the date of grant. As of March 31, 2003, all of these options were outstanding with a weighted-average price of NOK 78.917. None of these outstanding options were exercisable. Options granted under the Option Plan do not expire.

5.             OTHER OPERATING EXPENSES

	Three Months Ended March 31,
	2002	2003
	(in NOK thousands)
Cost of premises, vehicles, office equipment. etc.	22,911	24,200
Travel and travel allowances	8,102	7,668
Marketing and adverstising	18,905	19,244
Bad debt	10,760	17,922
Distribution	14,391	11,339
Consultancy fees and hired personnel	16,892	13,935
Invoicing and database services rendered from Telenor	6,362	7,928
Margin on work in progress (1)	118,499	—
Other	34,093	32,533
Total cost of materials and printing	250,915	134,769

(1)          In connection with the Acquisition and the purchase price allocation, we increased our directories in progress balance to reflect the anticipated profit margin on costs already incurred with respect to the directories in progress as of the Acquisition date, As a result, upon distribution of the directories after the Acquisition date, we recognized a correspondingly greater expense.

6.                                      FINANCIAL INCOME AND EXPENSES

	Three Months Ended March 31,
	2002	2003
	(in NOK thousands)
Interest income	6,660	10,274
Foreign currency gains	45,674	5,106
Other financial income	9	2
Total financial income	52,343	15,382
Interest expense	140,958	142,364
Foreign currency losses	12,364	110,919
Other financial expenses	1,496	4,979
Total financial expenses	154,818	258,262
Net financial items	(102,475)	(242,880)

Foreign currency losses are primarily attributable to the change in the exchange rate for the senior notes and the subordinated deferred interest notes that are denominated in Euro.  The balance of each loan is converted into Norwegian kroner at each balance sheet date based on the exchange rate on that day with the difference recognized as a foreign currency gain or loss.

7.             TAXES

The Norwegian statutory tax rate is 28%. Findexa’s effective tax rate is, however, affected negatively by losses from associated companies and subsidiaries outside of Norway which may not be recognized as deferred tax assets and amortization of goodwill (non-deductible). Therefore, the estimated effective tax rate for the year 2003 has been used to calculate our tax charge for the three months ended March 31, 2003. Findexa’s estimated effective tax rate is influenced by forecasted losses (including amortization of goodwill) from our subsidiaries and joint ventures abroad for the remainder of 2003 and incremental non-deductible goodwill amortization resulting from the acquisition by TPG. The actual tax rate may differ from the estimated rate.

	Three Months Ended March 31,
	2002	2003
	(in NOK thousands)
Loss before taxes	183,466	157,581
Income tax benefit	28,621	23,171
Effective income tax rate	15.6%	14.7%

8.             CURRENT RECEIVABLES

Prepaid expenses are included in current receivables in the amount of NOK 132,850 thousand and NOK 165,806 thousand as of December 31, 2002 and March 31, 2003, respectively.

9.             INTEREST-BEARING LIABILITIES

	At December 31, 2002	At March 31, 2003
	(in NOK thousands)

Short-term interest-bearing liabilities	168,293	234,825
Loan from joint venture partner	5,045	5,045
Term loan A	1,500,000	1,385,000
Term loan B	575,000	575,000
Senior notes	1,055,962	1,144,398
Subordinated deferred interest notes	230,361	249,653
Subordinated shareholder loan	1,411,469	1,411,469
Other	248	2,037
Long-term interest-bearing liabilities	4,778,085	4,772,602
Total interest-bearing liabilities	4,946,378	5,007,427

10.          SHORT-TERM NON-INTEREST-BEARING LIABILITIES

Deferred revenues are included in short-term non-interesting-bearing liabilities in the amount of NOK 169.7 million as of December 31, 2002 and NOK 266.0 million as of March 31, 2003.

11.          DERIVATIVES INSTRUMENTS AND HEDGING ACTIVITIES

Strategy and Objectives

During the normal course of business, the Group is exposed to foreign currency risk, interest rate risk and commodity price risk.  These risks create volatility in earnings and cash flows from period to period.  The Group makes use of derivative instruments in various strategies to eliminate or limit these risks.  The objective of the Group is to reduce the volatility of earnings and cash flows associated with market risks.  Derivative instruments held by the Group are used for hedging and non-speculative purposes.

Interest Rate Derivatives

The Group has debt outstanding which has a stated interest rate at NOK-NIBOR plus a margin, which exposes the Group to interest rate risk.  The Group utilizes an interest rate swap and an interest rate cap to protect the interest rate to be used for determining the interest payments on the floating rate loans.  Realized gains and losses on the derivative instruments are recorded as an adjustment to interest expense.   As of March 31, 2003, the fair value of the interest rate swap and cap was NOK (14.3) million.

Foreign Currency Derivatives

The Group has debt outstanding denominated in Euro, which exposes the Company to foreign exchange rate risk.  The Group utilizes foreign currency forward agreements to protect the exchange rate to be used for interest payments due on the Euro-denominated senior notes. Realized gain and losses on the derivative instruments are recorded as an adjustment to interest expense.

Valuation of Derivative Instruments

The fair value of derivative instruments is sensitive to movements in the underlying market rates and variables.  The Group monitors the fair value of derivative instruments on a periodic basis. Cross currency swaps are valued using either standard valuation models, counterparty valuations, or third-party valuations. Standard valuation models used by the Group consider relevant discount rates, the market yield curve on the valuation date, forward currency exchange rates and counterparty risk.  All significant rates and variables are obtained from market sources. All valuations are based on the remaining term to maturity of the instrument. The Group assumes parties to long-term contracts are economically rational and will immediately exercise early termination rights if economically beneficial when such rights exist in the contract.

Counterparty Risk from the Use of Derivative Financial Instruments

The Group is exposed to credit (or repayment) risk and market risk through the use of derivative instruments. If the counterparty fails to fulfill its performance obligations under a derivative contract, the Group’s credit risk will equal the fair value gain in a derivative. Currently, when the fair value of a derivative contract is positive, this indicates that the counterparty owes the Group, thus creating a repayment risk for the Group. When the fair value of a derivative contract is negative, the Group owes the counterparty and, therefore, assumes no repayment risk.

In order to minimize the credit risk in derivative instruments, the Group enters into transactions with high quality counterparties, which include financial institutions, commodities exchanges, energy marketers and broker-dealers that satisfy the Group’s established credit approval criteria. The Group’s credit committee reviews the credit ratings of all derivative counterparties regularly. Derivative transactions are generally executed on the basis of standard agreements that allow all outstanding transactions with contracting partners to be offset. Furthermore, should circumstances dictate, the Group requests that collateral be provided.

11.          INTERNATIONAL RESTRUCTURING

On February 26, 2003, as a further part of the international restructuring, Findexa Belgium SCA was sold to a newly established Luxembourg subsidiary of Findexa Holding AS, (Findexa Luxembourg SARL). It was decided to use convertible loan for the payment of the acquisition of 85% of Findexa Belgium SCA. The remaining 15% was transferred from Findexa Holding AS to Findexa Luxembourg SARL in exchange for new shares in Findexa Luxembourg SARL.

On March 6, 2003, Findexa Holding AS transferred its shares in Findexa Luxembourg SàRL, the Convertible Loan and the Convertible Bonds to Findexa (Cayman) Ltd. in exchange for redeemable preference shares in the same company. Prior to this transaction Findexa (Cayman) Ltd., was a wholly owned subsidiary of Findexa LLC, the indirect parent of Findexa II AS. Subsequent to this transaction, Findexa Holding AS became the ultimate parent of Findexa (Cayman) Ltd.

On May 9, 2003, Findexa Holding AS transferred its shares in its Russian and Ukrainian subsidiaries to Findexa (Cayman) Ltd. in exchange for redeemable preference shares in the same company. With this transfer all international subsidiaries are now indirectly wholly owned by Findexa (Cayman) Ltd.

The preference shares in Findexa (Cayman) Ltd. will be transferred to Findexa LLC during 2003. As a result of this transaction the International subsidiaries plan to be outside the Group in 2003.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis together with the audited consolidated historical financial statements and the notes explaining those financial statements for each of the three years ended December 31, 2002.

The information contained in the review set forth below includes forward-looking statements that involve risk and uncertainties.

This review is based on the unaudited historical financial statements for the three months ended March 31, 2002 and 2003.

Overview

General

We are the leading provider of classified advertising directories in Norway. We publish over 100 different directories in Norway. We distribute our classified advertising directories in Norway through various distribution media, including printed directories, Internet-based directories, Talking Yellow Pages, CD-ROM products and SMS. We also publish a wide variety of directories in nine other European countries.

Geographic segmentation of our business

We conduct our operations both in Norway and internationally, and we regard our operations in Norway, which we refer to as “Directories—Norway,” and our international operations as our two business segments for financial reporting purposes.

Under the terms of the exchange notes, our Restricted Subsidiaries (as defined in the indenture governing the exchange notes) comprise only our Norwegian subsidiaries and exclude our current international subsidiaries. This means that compliance with the covenants will be determined based solely on the results of operations and financial condition of our Directories—Norway segment and that only the assets of our Directories—Norway segment will support current payments under the exchange notes. In addition, the terms of the initial notes, the exchange notes, the subordinated deferred interest notes and the senior credit facilities limit our ability to invest additional funds in our international operations.

Since 1995, we have pursued a strategy of expanding our international operations through acquisitions of independent directory publishers and joint ventures and partnerships with incumbent operators. Our international operations have operated at a loss in the years 2000-2002, reflecting the lower market penetration rate, greater competition and lower degree of development of these operations compared to our operations in Norway. In March 2003, the International Operations have been legally transferred to Findexa (Cayman) Ltd., a subsidiary of Findexa LLC. The transfer was made in exchange for redeemable preference shares in Findexa (Cayman) Ltd. Findexa LLC holds all of the ordinary common shares of Findexa (Cayman) Ltd. However, we anticipate that the operating results of International Operations will continue to have a negative impact on our consolidated financial results. For a geographical breakdown of key profit and loss items by segment during the period under review, see Note 2 of the notes to our unaudited consolidated financial statements.

Results of operations

The following table summarize our results of operations for the quarter ended March 31, 2002 and 2003:

	Consolidated Group	Percent of Operating Revenue	Directories- Norway	% of Operating Revenue	International Operations	Percent of Operating Revenue
	NOK		NOK		NOK
	(in thousands, except percentages)
Quarter Ended March 31, 2002
Operating revenue	511,896	100.0%	476,721	100.0%	35,175	100.0%
Costs of materials and printing	52,192	10.2%	45,124	9.5%	7,068	20.1%
Salaries and personnel costs	133,803	26.1%	95,814	20.1%	37,989	108.0%
Other operating expenses	250,915	49.0%	212,776	44.6%	38,139	108.4%
Depreciation and amortization	156,777	30.6%	134,250	28.2%	22,527	64.0%
Total operating expenses	593,687	116.0%	487,964	102.4%	105,723	300.6%
Operating profit (loss) (1)	(81,791)	-16.0%	(11,243)	-2.4%	(70,548)	-200.6%
EBITDA (2)	74,986	14.6%	123,007	25.8%	(48,021)	-136.5%

Quarter Ended March 31, 2003
Operating revenue	541,306	100.0%	511,026	100.0%	30,280	100.0%
Costs of materials and printing	44,609	8.2%	41,912	8.2%	2,697	8.9%
Salaries and personnel costs	134,477	24.8%	107,885	21.1%	26,592	87.8%
Other operating expenses	134,769	24.9%	103,969	20.3%	30,800	101.7%
Depreciation and amortization	144,182	26.6%	129,585	25.4%	14,597	48.2%
Total operating expenses	458,037	84.6%	383,351	75.0%	74,686	246.7%
Operating profit (loss) (1)	83,294	15.4%	127,675	25.0%	(44,381)	-146.6%
EBITDA (2)	227,476	42.0%	257,260	50.3%	(29,784)	-98.4%

(1)   Operating profit (loss) includes gains on disposal of fixed assets and operations

(2)   “EBITDA” is a non-GAAP measure for the financial performance of our respective business areas.  Management defines EBITDA as operating profit before depreciation and amortization.  Management believes that, besides operating profit (loss), EBITDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the classified advertising directories industry.  Accordingly, EBITDA is presented to enhance the understanding of our historical operating performance.  Our senior note indenture also requires that we include EBITDA in our filings with the Securities and Exchange Commission to the extent such information is permitted by the rules of the SEC.   EBITDA, however, should not be considered as an alternative to operating profit as an indicator of our operating performance. EBITDA is not a measure of financial performance under Norwegian GAAP or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. EBITDA is not meant to be predictive of potential future results.

The following is a reconciliation of EBITDA by operating segment to total operating profit (loss):

	Three Months Ended March 31,
	2002	2003
	(in NOK thousands)
EBITDA (2)
Norway	123,007	257,260
International	(48,021)	(29,784)
Total reportable segments	74,986	227,476
Depreciation and amortization	(156,777)	(144,182)
Total operating profit (loss)	(81,791)	83,294

Three months ended March 31, 2002 versus three months ended March 31, 2003

Operating revenue

General.  Consolidated operating revenue increased 5.7% from NOK 511.9 million in 2002 to NOK 541.3 million in 2003, due to a 7.2% increase in Directories—Norway offset by a 13.9% decrease in  International Operations.

Directories—Norway.  Operating revenue from Directories—Norway increased from NOK 476.7 million in 2002 to NOK 511.0 million in 2003, principally due to timing differences in the distribution of directories.  Excluding these distribution timing differences, operating revenue in 2003 remained at the same level as in the same period in 2002, reflecting an overall weak market in the media market. Customer complaints for 2003 have reduced nominally by 0.8 million, to NOK 19.2 million compared to the same period in 2002.

International Operations.  Operating revenue from International Operations decreased from NOK 35.2 million in 2002 to NOK 30.3 million in 2003. In 2002, operating revenue included NOK 12.3 million in operating revenue from our Spanish operations, which have been discontinued. Operating revenue from continuing operations increased 32.6%, or NOK 7.6 million, from 2002 to 2003, primarily attributable to strong growth in Western Europe. In Western Europe, operating revenues from continuing operations increased 42.6%, or NOK 6.5 million, primarily from the introduction of new products during the second half of 2002 and portfolio changes, which were partially offset by timing differences in the distribution of directories. Operating revenue in Central Europe decreased by 8.8%, or NOK 0.4 million, mainly due to timing differences in distribution of directories and partially offset by an increase in operating revenue from electronic products. Our operations in Eastern Europe experienced an increase in operating revenue of 38.7%, or NOK 1.4 million, mainly attributable to increased operating revenue from electronic products and voice.

Gains or losses on disposal of fixed assets and operations

We recorded NOK 0.25 million of gains on disposal of fixed assets in 2003. We recorded no material gains or losses on disposal of fixed assets in 2002.

Cost of materials and printing

General.  Consolidated cost of materials and printing decreased 14.5% from NOK 52.2 million in 2002 to NOK 44.6 million in 2003 and, as a percentage of consolidated operating revenue, decreased from 10.2% in 2002 to 8.2% in 2003. Changes in cost of materials and printing in 2003 compared with 2002 principally reflected a decrease of 7.1% and 61.8% in Directories—Norway and International Operations, respectively.

Directories—Norway.  Costs of materials and printing attributable to Directories-Norway decreased from NOK 45.1 million (or 9.5% of operating revenue) in 2002 to NOK 41.9 million (or 8.2% of operating revenue) in 2003. The reduction in costs from 2002 is primarily driven by new supplier contracts as well as a reduced number of directories and pages printed reflecting more cost-effective directory layouts and more selective distribution of directories in certain areas.

International Operations.  Cost of materials and printing in International Operations decreased 61.8%, from NOK 7.1 million in 2001 to NOK 2.7 million in 2003. Included in the costs for 2001 was NOK 3.3 million from our Spanish operations which have been discontinued. Cost of materials and printing deceased 27%, excluding costs from discontinued operations, from 2002 to 2003. The decrease is primarily attributable to increased operating revenue from electronic products, which have a lower cost of sales as a percentage of revenue than print products.

Salaries and personnel costs

General.  Consolidated salaries and personnel costs increased 0.5% from NOK 133.8 million in 2002 to NOK 134.5 million in 2003, reflecting a 12.6% increase in Directories—Norway and a 30.0% decrease in  International Operations.

Directories—Norway.  Salaries and personnel costs were NOK 107.9 million for the first quarter of 2003, a 12.6% increase over the same period in 2002. After adjusting for purchase price adjustments made in 2002 and distribution timing differences, salaries and personnel costs remained at the same level as in the same period in 2002.

International Operations. Salaries and personnel costs in International Operations decreased from NOK 38.0 million in 2002 to NOK 26.6 million in 2003. Approximately NOK 4.5 million of this decrease was due to timing differences in the distribution plan and NOK 5.6 million of the decrease is a result of the discontinuation of the Spanish operations.  The remaining decrease is due to improvement in the costs incurred as certain subsidiaries become more efficient.

Other operating expenses

General.  Other operating expenses decreased 46.3% from NOK 250.9 million in 2002 to NOK 134.8 million in 2003, due to decreases of 51.1% and 19.2% in Directories—Norway and International Operations, respectively.

Directories—Norway.  Other operating expenses were NOK 104.0 million for the first quarter of 2003, a 51.1% decrease over the same period in 2002. Adjusting for the purchase price adjustments made in 2002 other operating expenses increased 10% in 2003 primarily attributable to an increase in the provision for bad debts.

International Operations. Other operating expenses in International Operations decreased 19.4% from NOK 38.1 million in 2002 to NOK 30.8 million in 2003. The decrease is primarily attributable to the discontinuation of the Spanish operations and savings in overhead due to restructuring.

Depreciation and amortization

Depreciation and amortization decreased from NOK 156.8 million in 2002 to NOK 144.2 million in 2003, reflecting a decrease in depreciation and amortization in Directories—Norway from NOK 134.3 million to NOK 129.6 million, and a decrease in depreciation and amortization in International Operations from NOK 22.5 million to NOK 14.6 million.

Operating profit

General.  Operating profit increased 201.8% from an operating loss of NOK 81.8 million in 2002 to an operating profit of NOK 83.3 million in 2003, reflecting a 37.1% decrease in the operating loss of International Operations, and a return to operating profit for Directories—Norway.

Directories—Norway.  Operating profit was NOK 127.7 million for the quarter as compared to a NOK 11.2 operating loss for the same period in 2002, primarily attributable to no purchase price adjustments in 2003 impacting operating revenue and expenses and lower costs of printing and materials.

International Operations. The operating loss of International Operations decreased to NOK 44.4 million in 2003 from NOK 70.5 million in 2002, mainly due to better contribution margins and decreased amortization of goodwill, which was impaired in the forth quarter of 2002.

Income from associated companies

Our associated company, DM Huset AS is a Norwegian supplier of databases of business and consumer addresses. Income from DM Huset AS increased from NOK 0.8 million in 2002 to NOK 2.0 million in 2003.

Financial income

Financial income decreased from NOK 52.3 million in 2002 to NOK 15.4 million in 2003, principally reflecting a stronger euro in 2003 in connection with our Euro-denominated loans.

Financial expenses

Financial expenses increased from NOK 154.8 million in 2002 to NOK 258.3 million in 2003, principally due to weaker Norwegian kroner, resulting in foreign currency losses on our Euro-denominated loans in 2003.  In 2002, the Norwegian krone was stronger against the euro resulting in foreign currency gains.

Tax expenses

The Group’s tax benefit was NOK 23.2 million in 2003, a decrease of 19% from 2002. Our effective tax rate was 15.6% in 2002 as compared to 14.7% in 2002. The difference is primarily driven by forecasted losses from our subsidiaries and joint ventures abroad in 2003.

Net income

Consolidated net loss decreased 12.6% from NOK 153.8 million in 2002 compared to NOK 134.4 million in 2003, as a result of the factors described above.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Findexa II AS
(Registrant)

Date: May 15, 2003	By:	/s/ Erik Dahl
Name: Erik Dahl
Title: Chief Financial Officer